Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – September 10, 2019

FORTIS INC. PROVIDES NEW FIVE-YEAR OUTLOOK AND

ANNOUNCES 6.1% QUARTERLY DIVIDEND INCREASE

DESIGNATED MEDIA RELEASE

Highlights

•	Five-year capital investment plan of $18.3 billion for 2020 through 2024, up $1.0 billion from the prior year's plan
•	Fourth quarter 2019 common share dividend increase of 6.1%, marking 46 consecutive years of increases
•	Average annual dividend growth target of 6% extended through 2024
•	Regulated investments in grid modernization, delivery of cleaner energy and liquefied natural gas infrastructure drive growth

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today announced its five-year capital investment plan of $18.3 billion for the period 2020 to 2024, up $1.0 billion from the prior year's plan. Consolidated rate base is projected to increase from $28 billion in 2019 to $34.5 billion in 2022 and $38.4 billion in 2024, translating into three and five-year compound annual growth rates of 7.2% and 6.5%, respectively. The Corporation's Board of Directors (the "Board") also announced a $0.0275 or 6.1% increase in the fourth quarter 2019 common share dividend.

"Three years into our organic growth strategy, we are pleased to announce a $1 billion increase in our five-year capital plan," said Barry Perry, President and Chief Executive Officer. "The continuation of key industry trends including grid modernization, the delivery of cleaner energy and electrification are resulting in incremental investments in our U.S. and Caribbean businesses. Also, expansion of our Tilbury liquefied natural gas site is expected to serve the local marine bunkering market, driving additional investment at our regulated natural gas operations in British Columbia."

Virtually all of the Corporation's planned capital investments are occurring at its regulated utility businesses and consist mostly of a diversified mix of highly executable, low-risk projects. It is expected that the capital investment plan will be primarily funded with cash from operations, debt raised at the utilities and common equity from the Corporation's dividend reinvestment plan and at-the-market common equity program.

"We expect measurable improvements in our credit metrics over the next five years and remain committed to maintaining investment-grade credit ratings as we grow our regulated utility businesses across North America and deliver on our 6% average annual dividend growth target," said Mr. Perry.

Beyond the base capital investment plan, Fortis continues to pursue additional energy infrastructure opportunities. Key opportunities not yet included in the capital investment plan include further expansion of liquefied natural gas infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy goals in Arizona.

Marking its 46th consecutive year of increased dividends, the Board declared a common share dividend of $0.4775 per share on the issued and outstanding fully paid common shares of the Corporation, payable on December 1, 2019 to the common Shareholders of Record at the close of business on November 19, 2019. In addition, the Corporation has targeted average annual dividend per common share growth of approximately 6% through 2024 based on an annualized dividend of $1.80.

The continuation of dividend growth guidance is premised on several assumptions, including the continued good performance of our utilities, growth in our service territories, the expectation of reasonable outcomes for regulatory proceedings, and the successful execution of the Corporation's five-year capital investment plan.

The Board announced the following dividends on the Corporation's First Preference Shares and Common Shares:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on December 1, 2019 to the Shareholders of Record at the close of business on November 19, 2019;

2.	$0.2745625 per share on the First Preference Shares, Series "G" of the Corporation, payable on December 1, 2019 to the Shareholders of Record at the close of business on November 19, 2019;

3.	$0.15625 per share on the First Preference Shares, Series "H" of the Corporation, payable on December 1, 2019 to the Shareholders of Record at the close of business on November 19, 2019;

4.	$0.19290753 per share on the First Preference Shares, Series "I" of the Corporation, payable on December 1, 2019 to the Shareholders of Record at the close of business on November 19, 2019;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on December 1, 2019 to the Shareholders of Record at the close of business on November 19, 2019;

6.	$0.2455625 per share on the First Preference Shares, Series "K" of the Corporation, payable on December 1, 2019 to the Shareholders of Record at the close of business on November 19, 2019;

7.	$0.25625 per share on the First Preference Shares, Series "M" of the Corporation, payable on December 1, 2019 to the Shareholders of Record at the close of business on November 19, 2019; and

8.	$0.4775 per share on the Common Shares of the Corporation, payable on December 1, 2019 to the Shareholders of Record at the close of business on November 19, 2019.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of $8.4 billion and total assets of approximately $52 billion as at June 30, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included herein reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital investments and expected funding sources for the five-year period from 2020 through 2024; targeted average annual dividend growth through 2024; forecast rate base for 2022 and 2024; and expected improvement in credit metrics.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: reasonable regulatory decisions and the expectation of regulatory stability; the implementation of the five-year capital investment plan; no material capital project and financing cost overruns; sufficient human resources to deliver service and execute the capital investment plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For further information contact:

Investor Enquiries:

Ms. Stephanie Amaimo

Vice President, Investor Relations

Fortis Inc.

248.946.3572

investorrelations@fortisinc.com

Media Enquiries:

Ms. Karen McCarthy

Vice President, Communications and Corporate Affairs

Fortis Inc.

709.737.5323

media@fortisinc.com